Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

July 24, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anu Dubey

Re:	A&Q Masters Fund (File Nos. 333-211675 and 811-22859) A&Q Multi-Strategy Fund (File Nos. 333-204588 and 811-22500)

Dear Ms. Dubey:

On behalf of the above-referenced Funds (each, a "Fund"), transmitted for filing as EDGAR correspondence are the Funds' responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission, provided by you to me by telephone on July 7, 2017. The comments of the Staff relate to:

•	Post-Effective Amendment No. 1 to the Registration Statement of A&Q Masters Fund ("Masters") on Form N-2 under the Securities Act of 1933, as amended (the "1933 Act") (also constituting Amendment No. 8 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the "1940 Act")), filed on May 31, 2017; and

•	Post-Effective Amendment No. 3 to the Registration Statement of A&Q Multi-Strategy Fund ("Multi-Strategy") on Form N-2 under the 1933 Act (also constituting Amendment No. 13 to the Registration Statement on Form N-2 under the 1940 Act), filed on May 31, 2017.

Set forth below is a summary of the Staff's comments and each Fund's responses thereto. We have considered comments made by the Staff with respect to one Fund's Registration Statement as applicable to similar disclosure in the other Fund's Registration Statement. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in each Fund's Registration Statement.

BOTH PROSPECTUSES

Summary of Fund Expenses

Comment 1. Please submit for our review completed fee tables and Example calculations in the next post-effective amendment for each Fund.

Response 1. Please see the below completed fee tables and expense examples, which will be included in the next post-effective amendment for each Fund.

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Securities and Exchange Commission

July 24, 2017

A&Q Masters Fund

The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear. The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the shareholders in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive fees, charged at the Investment Fund level.

Shareholder Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.03%

Annual Expenses (as a percentage of net assets attributable to Shares)
Advisory Fee	1.25%
Incentive Fee(3)	0.00%(4)
Interest Payments on Borrowed Funds(5)	0.00%
Other Expenses(6)	0.44%
Acquired Fund Fees and Expenses(7)	5.94%
Total Annual Expenses	7.63%
Expense Waiver(8)	(0.08)%

Total Annual Expenses(9) (after expense waiver)	7.55%

(1)	Generally, the stated minimum initial investment in the Fund is Shares with an initial value of at least $50,000, which minimum may be reduced for certain shareholders, but not below $25,000. Investments may be subject to a waivable sales load of up to 2%. See "Plan of Distribution."

(2)	While the Fund does not impose any charges on a repurchase of Shares in the Fund, it may allocate to tendering shareholders withdrawal or similar charges imposed by an Investment Fund if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)	The Fund pays the Adviser an Incentive Fee, on a quarterly basis, at an annual rate of 5% of the Fund's net profits, if any. For the purposes of calculating the Incentive Fee for any fiscal quarter, net profits are determined by taking into account net realized gain or loss (including realized gain that has been distributed to shareholders during such fiscal quarter and net of Fund expenses), and the net change in unrealized appreciation or depreciation of securities positions, as well as dividends, interest and other income. No Incentive Fee will be payable for any fiscal quarter unless losses and depreciation from prior fiscal quarters (the "cumulative losses") have been recovered by the Fund. The cumulative loss to be recovered before payment of any Incentive Fees will be reduced in certain circumstances, including as a result of withdrawals by shareholders. The Adviser is under no obligation to repay any Incentive Fee previously paid by the Fund. The Incentive Fee is accrued monthly as a liability of the Fund and thus reduces the net asset value of all Shares. A larger Incentive Fee is reflective of positive investment performance. See "Risk Factors—Incentive Fee," "Management of the Fund—Incentive Fee" and "Redemptions, Repurchases of Shares and Transfers—Consequences of Repurchase Offers."

(4)	The Adviser did not earn an Incentive Fee during the period from April 1, 2016 to March 31, 2017 (see footnote 3 above). See "—Financial Highlights."

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Securities and Exchange Commission

July 24, 2017

(5)	The Fund's interest expense for the fiscal year ended March 31, 2017 was $2,199.

(6)	"Other Expenses" are estimated based on average net assets of the Fund for the fiscal year ended March 31, 2017 of approximately $162 million. Prior to October 1, 2013, offerings of Shares were not registered under the Securities Act of 1933, as amended (the "Securities Act") and the Fund was not registered under the Investment Company Act. Because the Fund has registered offerings of Shares under both the Securities Act and the Investment Company Act, the Fund's annual "Other Expenses" may be higher than they were before such registrations and, accordingly, the Fund's financial performance may be lower than it appears in the Financial Highlights table below for periods prior to October 1, 2013. "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").

(7)	This calculation is based upon: (i) the fees and expenses of the Investment Funds in which the Fund is already invested (weighted by the relative amounts invested therein); and (ii) the fees and expenses of the Investment Funds in which the Fund intends to invest (weighted by the relative amounts of the anticipated net proceeds of the offering to be invested therein). Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings. The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to approximate 20% of net profits. The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds in which the Fund invests, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses." The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended March 31, 2017 of approximately $162 million, plus anticipated net proceeds of approximately $366 million from the offering. The Adviser estimates that approximately 1.87% (as a percentage of the net assets attributable to Shares) of the 5.94% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds). The Adviser estimates that the balance of approximately 4.07% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(8)	The Adviser has contractually agreed, pursuant to an "Expense Limitation and Reimbursement Agreement" with the Fund, to limit in perpetuity the amount of "Specified Expenses" borne by the Fund to an amount not to exceed 1.62% per annum of the Fund's net assets (the "Expense Cap") (computed and applied on a monthly basis). "Specified Expenses" is defined to include all expenses incurred in the business of the Fund, provided that the following expenses are excluded from the definition of Specified Expenses: (i) the Incentive Fee, (ii) fees of the Investment Funds in which the Fund invests and (iii) extraordinary expenses. To the extent that Specified Expenses for any month exceed the Expense Cap, the Adviser will reimburse the Fund for expenses to the extent necessary to eliminate such excess. The Adviser may discontinue its obligations under the Expense Limitation and Reimbursement Agreement only with the consent of a majority of the Independent Trustees. To the extent that the Adviser pays or bears Specified Expenses, it will not seek reimbursement for any such amounts. See "Management of the Fund—Expense Limitation and Reimbursement Agreement."

(9)	Total annual expenses shown in the table will increase or decrease over time based on the Fund's asset level and other factors.

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder in the Fund. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

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Securities and Exchange Commission

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EXAMPLE:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load* (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$93	$234	$367	$672

*	Without the sales load, the expenses would be: $75 (1 Year), $218 (3 Years), $354 (5 Years) and $665 (10 Years).

The example is based on the fees and expenses set forth in the table above, but does not reflect the Incentive Fee. The example should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown). Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive fees.

A&Q Multi-Strategy Fund

The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear. The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the shareholders in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive fees, charged at the Investment Fund level.

Shareholder Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.03%

Annual Expenses (as a percentage of net assets attributable to Shares)
Advisory Fee	1.50%
Incentive Fee(3)	0.21%(4)
Interest Payments on Borrowed Funds(5)	0.02%
Other Expenses(6)	0.42%
Acquired Fund Fees and Expenses(7)	9.95%

Total Annual Expenses(8)	12.10%

(1)	Generally, the stated minimum initial investment in the Fund is Shares with an initial value of at least $50,000, which minimum may be reduced for certain shareholders. Investments may be subject to a waivable sales load of up to 2%. See "Plan of Distribution."

(2)	While the Fund does not impose any charges on a repurchase of Shares in the Fund, it may allocate to tendering shareholders withdrawal or similar charges imposed by an Investment Fund if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

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Securities and Exchange Commission

July 24, 2017

(3)	The Fund pays the Adviser an Incentive Fee, on a quarterly basis, at an annual rate of 5% of the Fund's net profits, if any. For the purposes of calculating the Incentive Fee for any fiscal quarter, net profits are determined by taking into account net realized gain or loss (including realized gain that may have been distributed to shareholders during such fiscal quarter) and the net change in unrealized appreciation or depreciation of securities positions. No Incentive Fee will be payable for any fiscal quarter unless losses and depreciation from prior fiscal quarters (the "cumulative losses") have been recovered by the Fund. The cumulative loss to be recovered before payment of any Incentive Fees will be reduced in certain circumstances, including as a result of withdrawals by shareholders. The Adviser is under no obligation to repay any Incentive Fee previously paid by the Fund. The Incentive Fee is accrued monthly as a liability of the Fund and thus reduces the net asset value of all Shares. See "Risk Factors—Incentive Fee," "Management of the Fund—Incentive Fee" and "Redemptions, Repurchases of Shares and Transfers—Consequences of Repurchase Offers."

(4)	The Fund paid Incentive Fees of $1,463,993 during the period from April 1, 2016 to March 31, 2017 (see footnote 3 above), which is expressed in the table as a percentage of the Fund's average net assets for the fiscal year ended March 31, 2017 of approximately $698 million. A larger Incentive Fee is reflective of positive investment performance. See "—Financial Highlights."

(5)	The Fund's interest expense for the fiscal year ended March 31, 2017 was $125,760.

(6)	"Other Expenses" are estimated based on average net assets of the Fund for the fiscal year ended March 31, 2017 of approximately $698 million. "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").

(7)	This calculation is based upon: (i) the fees and expenses of the Investment Funds in which the Fund is already invested (weighted by the relative amounts invested therein); and (ii) the fees and expenses of the Investment Funds in which the Fund intends to invest (weighted by the relative amounts of the anticipated net proceeds of the offering to be invested therein). Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings. The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to approximate 20% of net profits. The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds in which the Fund invests, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses." The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended March 31, 2017 of approximately $698 million, plus anticipated net proceeds of approximately $780 million from the offering. The Adviser estimates that approximately 2.80% (as a percentage of the net assets attributable to Shares) of the 9.95% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds). The Adviser estimates that the balance of approximately 7.15% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(8)	Total annual expenses shown in the table will increase or decrease over time based on the Fund's asset level and other factors.

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder in the Fund. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

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Securities and Exchange Commission

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Example:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load* (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$134	$339	$516	$860

*	Without the sales load, the expenses would be: $117 (1 Year), $326 (3 Years), $506 (5 Years) and $857 (10 Years).

The example is based on the fees and expenses set forth in the table above, but does not reflect the Incentive Fee. The example should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown). Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive fees.

Comment 2. Please explain why the Example for each Fund does not include the impact of the Incentive Fee. See Instruction 7.a. to Item 3.1. of Form N-2.

Response 2. Each Example illustrates the fixed expenses an investor will bear, directly or indirectly, on a $1,000 investment, assuming a 5% annual return. In light of the requirement to include a Fund's Acquired Fund Fees and Expenses (5.94% for Masters; 9.95% for Multi-Strategy) in the Example, and the assumption of a 5% annual return, each Fund will not earn an Incentive Fee, as each Fund's net profits, by definition, are calculated net of Fund total annual expenses (7.55% for Masters; 12.10% for Multi-Strategy). The Examples, therefore, cannot reflect the impact of the Incentive Fee.

Prospectus Summary—Borrowing

Comment 3. Please confirm that the costs of borrowing are reflected in the fee table for each Fund.

Response 3. We hereby confirm that the costs of borrowing are reflected in the fee table for each Fund under the subcaption to the "Annual Expenses" portion of the fee table entitled "Interest Payments on Borrowed Funds".

Appendix A: Form of Investor Certificate

Comment 4. Each Fund's Form of Investor Certificate provides that dividends and capital gains distributions paid by a Fund will be reinvested in additional Shares of the Fund unless an investor "opts out" (i.e., elects not to reinvest in additional Shares). In light of this language, please add disclosure to each Fund's prospectus as required by Item 10.1.e. of Form N-2. Please also include in each Fund's fee table any fees (except brokerage commissions) that are charged to investors in connection with the reinvestment of dividends. See Instructions 4 and 5 to Item 3.1. of Form N-2.

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Securities and Exchange Commission

July 24, 2017

Response 4. We believe that the disclosure in each Fund's prospectus satisfies the requirements of Item 10.1.e. of Form N-2, with the possible exception of Item 10.1.e.(3). We direct the Staff's attention to the third paragraph of "Prospectus Summary—Distribution Policy" and the third sentence of the first paragraph of "Prospectus Summary—Taxation" in each Fund's prospectus for the responsive disclosure. However, in order to more clearly respond to the disclosure required by Item 10.1.e.(3), we propose to revise the third paragraph of "Prospectus Summary—Distribution Policy" in each Fund's prospectus as follows:

Distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder "opts out" (elects not to reinvest in Shares). Shareholders may elect initially not to reinvest by indicating that choice on the Investor Certificate. Thereafter, shareholders are free to change their election at any time by contacting the Fund Administrator at [telephone number] (or, alternatively, by contacting their broker or dealer, who will inform the Fund Administrator and/or the Fund). Shares purchased by reinvestment will be issued at their net asset value on the ex-dividend date (generally, the last business day of a month). There is no sales charge or other charge for reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. Additional information regarding the reinvestment of distributions may be obtained by contacting the Fund at (888) 793-8637 or the Fund Administrator at the number noted above.

The telephone number for each Fund's respective Fund Administrator will be included in the revised disclosure.

In addition, we note that, as stated in the above-referenced disclosure, there is no sales charge or other charge for reinvestment of distributions. Accordingly, there are no fees that are required to be included in each Fund's fee table pursuant to Instructions 4 and 5 to Item 3.1.

*      *      *      *      *      *      *      *

Should you have any questions or comments, please feel free to contact me at 212.969.3369 (ggranik@proskauer.com) or Brad A. Green of this office at 212.969.3359 (bgreen@proskauer.com).

Very truly yours,

/s/ Gary L. Granik
Gary L. Granik

cc: Brad A. Green

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